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EXHIBIT (a)(5)(i)

Rogers Wireless Mails Offering Documents to Securityholders of Microcell

TORONTO, September 30, 2004 — Rogers Wireless Inc. ("RWI"), a wholly-owned subsidiary of Rogers Wireless Communications Inc., announced today that it has mailed offering documents to the securityholders of Microcell Telecommunications Inc. ("Microcell") in connection with its cash offers for all of the issued and outstanding class A restricted voting shares, class B non-voting shares, Warrants 2005 and Warrants 2008 of Microcell, at a price of C$35.00 per Class A Share, C$35.00 per Class B Share, C$15.79 per Warrant 2005 and C$15.01 per Warrant 2008.

The offers will be open for acceptance until 5:00 p.m., Eastern Standard Time (EST), on November 5, 2004, unless extended or withdrawn by RWI. If the offers are extended, RWI will publicly announce the extension prior to 9:00 a.m. EST, on the next business day following the date the offers were scheduled to expire. RWI will provide a copy of the notice to the Toronto Stock Exchange and will advise the depositary to notify Microcell securityholders in writing.

The offering documents will also be available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov.

About the Company:    Rogers Wireless operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million wireless voice, data and messaging customers, and has offices in Canadian cities across the country. Rogers Wireless Inc. is a wholly-owned subsidiary of Rogers Wireless Communications Inc., which is currently 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

Cautionary Statement Regarding Forward Looking Information:    This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

For further information (Investment Community):
Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com;

For further information (Media):
Jan Innes, (416) 935-3525, jan.innes@rci.rogers.com;
Heather Armstrong, (416) 935-6379, heather.armstrong@ rci.rogers.com.

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EXHIBIT (a)(5)(i)